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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549




                          SCHEDULE 14D-9
                        (Amendment No. 53)


              SOLICITATION/RECOMMENDATION STATEMENT

                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934


                         ITT CORPORATION

                    (Name of Subject Company)


                         ITT CORPORATION

               (Name of Person(s) Filing Statement)


                    Common Stock, no par value
   (including the associated Series A Participating Cumulative
                 Preferred Stock Purchase Rights)
                  (Title of Class of Securities)

                           450912 10 0
              (CUSIP Number of Class of Securities)




                      RICHARD S. WARD, Esq.
                    Executive Vice President,
             General Counsel and Corporate Secretary
                         ITT Corporation
                   1330 Avenue of the Americas
                     New York, NY 10019-5490
                          (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                         With a copy to:

                     PHILIP A. GELSTON, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, NY 10019-7475
                          (212) 474-1000


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                           INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4.  The Solicitation or Recommendation.

          The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

          Reference is made to the Company's soliciting materials, which are filed as Exhibits 132 and 133 hereto, respectively, and are incorporated herein by reference.


Item 8.  Additional Information to Be Furnished.

          On November 10, 1997, the Company reiterated its commitment to holding a fair auction for the Company and announced last-minute voting procedures in connection with the Annual Meeting. On November 11, 1997, the Special Committee of the Board of Directors of the Company announced that it had retained Eric Gleacher, Chairman and Chief Executive Officer of Gleacher NatWest Inc., and Victor Lewkow, a partner at Cleary, Gottlieb, Steen & Hamilton, as its independent financial and legal advisors, respectively.

          Copies of the press releases are filed as Exhibits 134, 135 and 136 hereto, respectively, and are incorporated herein by reference.






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Item 9.  Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


132. Text of advertisement published by the Company on November 11, 1997.

133. Text of advertisement published by the Company on November 12, 1997.

134.      Text of Press Release issued by the Company dated
          November 10, 1997.

135.      Text of Press Release issued by the Company dated
          November 10, 1997.

136.      Text of Press Release issued by the Company dated
          November 11, 1997.






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                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 ITT CORPORATION



                                 By   /s/ RICHARD S. WARD

                                    Name:  Richard S. Ward
                                    Title: Executive Vice President,
                                           General Counsel and
                                           Corporate Secretary


Dated as of November 12, 1997




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                          EXHIBIT INDEX


Exhibit                   Description                         Page No.


(132)     Text of advertisement published by the
          Company on November 11, 1997...........

(133)     Text of advertisement published by the
          Company on November 12, 1997...........

(134)     Text of Press Release issued by the Company
          dated November 10, 1997................

(135)     Text of Press Release issued by the Company
          dated November 10, 1997................

(136)     Text of Press Release issued by the Company
          dated November 11, 1997................